Exhibit 99-2

SECRETARY’S CERTIFICATE

I, Christopher J. Kelley, being the duly elected Secretary of each of the Registrants listed on Attachment A (each a “Fund”), do hereby certify that at a meeting of the Board of Trustees of each Fund held on July 19, 2022 at which the type, form and coverage of the Pioneer Funds’ fidelity bond, as well as the portion of the pro rata premium associated with the coverage to be paid by the Funds, was presented, the following resolutions were adopted by each Board of Trustees, including a majority of Trustees of each Fund who are not “interested persons” as defined in the Investment Company Act of 1940, as amended:

RESOLVED:	That it is the finding of the Board of Trustees of each Fund, including a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act (the “Independent Trustees”)), that the joint insured fidelity bond written by ICI Mutual Insurance Company (the “Joint Fidelity Bond”), in the amount of $40 million, is reasonable in form and amount, after having given due consideration to all matters deemed relevant, including, but not limited to, the value of the aggregate assets of the Fund and the other named insureds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio;

RESOLVED:	That, after taking all relevant factors into consideration, including, but not limited to, the number of the other parties named as insured, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, it is the finding of the Board of Trustees, including a majority of the Independent Trustees, that the pro rata premium for the period July 31, 2022 through July 31, 2023 in the amount of $116,645 to be paid by the Funds under the Joint Fidelity Bond be, and the same hereby is, approved;

RESOLVED:	That such Joint Fidelity Bond be, and it hereby is, ratified and approved;

RESOLVED:	That the Secretary of each Fund or that officer’s designee is hereby authorized and instructed to cause the Fund to enter into an agreement with each named insured providing that in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by the Fund and one or more other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act;

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RESOLVED:	That the Secretary of each Fund or that officer’s designee file the Joint Fidelity Bond with the U.S. Securities and Exchange Commission and give such notice with respect to the Joint Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED:	That the appropriate officer(s) of each Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

I further certify that the foregoing resolutions of the Boards of Trustees remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of September 2022.

/s/ Christopher J. Kelley
Christopher J. Kelley, Secretary

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